Exhibit (a)(5)(G)

General Mills Receives Antitrust Clearance for Annie’s Acquisition

MINNEAPOLIS, Minn. – General Mills, Inc. (NYSE:GIS) announced today that on October 3, 2014, the U.S. Federal Trade Commission granted early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. With the receipt of this clearance, the condition of the announced tender offer for all issued and outstanding shares of common stock of Annie’s, Inc. (NYSE: BNNY) at a price of $46.00 per share (the “Offer”) with respect to clearance under applicable antitrust and competition laws has been completely satisfied.

The Offer remains subject to the satisfaction of certain other conditions. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Monday, October 20, 2014, unless extended.

About Annie’s

Headquartered in Berkeley, Calif., Annie’s, Inc. is a rapidly growing natural and organic food company with a widely recognized brand. Founded in 1989, Annie’s markets more than 145 products and is present in more than 35,000 retail locations in the United States and Canada.

About General Mills

General Mills is one of the world’s leading food companies, operating in more than 100 countries around the globe. Its brands include Cheerios, Fiber One, Häagen-Dazs, Nature Valley, Yoplait, Betty Crocker, Pillsbury, Green Giant, Old El Paso, Wanchai Ferry, Yoki and more. Headquartered in Minneapolis, Minn., USA, General Mills had fiscal 2014 worldwide sales of $17.9 billion. General Mills acquired Small Planet Foods and its Cascadian Farm and Muir Glen organic food brands in January 2000. The LÄRABAR line of fruit and nut-based snack bars was added to the portfolio in 2008, and the Food Should Taste Good line of savory snacks was added in 2012. Today, the company competes in 14 categories in the fast-growing natural and organic industry, generating annual net sales of approximately $330 million in fiscal 2014.

Additional Information

This news release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Annie’s, Inc. A solicitation and an offer to buy shares of Annie’s, Inc. common stock is being made pursuant to an offer to purchase and related materials that General Mills and Sandy Acquisition Corporation, its wholly owned subsidiary, have filed with the Securities and Exchange Commission (the “SEC”). Annie’s has also filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents contain important information about the tender offer and stockholders of Annie’s are urged to read them carefully. Stockholders of Annie’s may obtain a free copy of these documents and other documents filed by Annie’s, General Mills or Sandy Acquisition Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents by contacting MacKenzie Partners, Inc., the information agent for the tender offer, toll-free at 800-322-2885 (or at +1-212-929-5500 collect if you are located outside the U.S. and Canada) or by email to tenderoffer@mackenziepartners.com.